February 14, 2011

VIA EDGAR

Attention: Min Oh

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Virtus Variable Insurance Trust

File Nos. 033-05033 and 811-04642

Post-Effective Amendment No. 61

Dear Mr. Oh:

This letter sets forth our response to an oral comment received from Mr. Min Oh of the staff of the Securities and Exchange Commission on February 10, 2011, with respect to our comment response letter filed on February 7, 2011, the subject of which was post-effective amendment #61 to the registration statement on Form N-1A that was filed by Virtus Variable Insurance Trust on December 1, 2010, relating to the registration of a new series, Virtus Premium AlphaSector Series. Set forth below is the comment for which Mr. Oh requested that we file a supplemental response and our response thereto.

1.	Comment: Please supply supplementally Virtus’s rationale for the cited manager of managers orders continuing to apply to Virtus Variable Insurance Trust and Virtus Investment Advisers, Inc. in light of their having been issued to “Phoenix” entities.

Response:

Virtus Investment Partners (“Virtus”) and most of its wholly-owned affiliates were spun off from The Phoenix Companies on December 31, 2008 (the “Spin-Off”). Since that time, Virtus has operated as an independent publicly traded company. One of the Virtus wholly-owned affiliates is Phoenix Investment Counsel (“PIC”), an SEC registered investment adviser to a number of mutual funds. In connection with the Spin-Off, the name of PIC was changed to Virtus Investment Advisers, Inc. (“VIA”). The Phoenix Edge Series Fund (the “Fund”) and Phoenix Variable Advisors, Inc. (“PVA”) received a Manager of Managers Exemptive Order (Release No. 25693) on August 6, 2002 (the “Phoenix Exemptive Order”). Subsequent to the granting of the Exemptive Order, the Fund’s name was changed to Virtus Variable Insurance Trust, in connection with an adoption of the Trust by VIA. Also in connection with the adoption, the Fund was redomesticated from a Massachusetts business trust to a Delaware statutory trust in order to parallel other funds managed by VIA. In addition to the Fund and PVA, the Phoenix Exemptive Order covered PIC as an adviser under common control with PVA. In anticipation of the Spin-Off from Phoenix, and because PIC would no longer be considered under common control with PVA after the Spin-Off, PIC and certain funds managed by PIC applied for and received a separate manager of managers exemptive order (Release No. 28410) on September 29, 2008 (the “Virtus Exemptive Order”). VIA has operated under the Virtus Exemptive Order since the Spin-Off. In summary, we believe that the Fund may continue to operate under the Phoenix Exemptive Order because the Phoenix Exemptive Order was granted to the Fund and the Fund continues to exist albeit under a different name and that VIA may rely upon the Virtus Exemptive Order issued to PIC because PIC continues to exist albeit under the name of VIA.

Please feel free to contact us with any questions or if you would like to discuss.

Very truly yours,

/s/ Kevin J. Carr, Esq.

Kevin J. Carr, Esq.